PROXY RESULTS (Unaudited)

Cohen & Steers Total Return Realty Fund, Inc. shareholders voted on the following proposals at the annual meeting held on April 26, 2012. The description of each proposal and number of shares voted are as follows:

Common Shares
		             Shares Voted For		Authority Withheld
To elect Directors:
George Grossman		        8,252,021.651		112,461.357
Robert H. Steers		8,245,345.637		119,137.371
C. Edward Ward Jr.		8,241,264.302		123,218.706